Filed by Ecolab Inc.

(Commission File No. 001-09328)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Nalco Holding Company

On July 20, 2011, Ecolab Inc. began distributing the following letter from Douglas M. Baker, Jr. to employees.

Today is an extraordinary day in Ecolab’s history.  We are merging with Nalco, the world’s largest water management business.  This truly transforms our company.  Once the merger is final, Ecolab will be an $11 billion+ world leader in cleaning, sanitation and water management solutions that help keep food safe, prevent the spread of infection and preserve natural resources.  We will have nearly 39,000 associates serving customers in more than 160 countries, working towards our broader purpose of creating a cleaner, safer, and healthier world.

Nalco is a great organization. They are the global leader in water management solutions, which ultimately results in the preservation of resources.  They provide water management services for a wide range of industrial processes and industries, including oil and gas extraction and processing, pulp & paper processing, aerospace, automotive, chemicals, food and beverage, healthcare, hotels, institutions, manufacturing, metals and mining, pharmaceuticals and utilities.  Their people help customers manage water and energy, enhance air quality, optimize environmental impact and operate more efficiently.  Nalco is a $4 billion publicly held company based in Naperville, Illinois, serving 50,000 customers in more than 150 countries.

This merger positions us for a long period of exceptional growth.  It is consistent with our Strategy 2015 goal to become water, energy and waste experts in our markets.  We are bringing together two very strong companies whose capabilities and cultures are complementary and whose business models are similar.  We share deeply held beliefs about how to drive our businesses.  We share a commitment to exceptional technology and a passion for great on-the-ground service in our customers’ operations.  Exceptionally talented and capable people at both companies are dedicated to uncompromising service and growth. Additionally, both companies are committed to sustainability, helping customers manage water, energy and other resources with care.

Joining forces makes us even stronger.  Nalco’s deep expertise, global reach and leading suite of water solutions will enable us to provide total water processing management to our current customers around the world, consistent with our “circle the customer” strategy.  Nalco also is the leading energy services provider, helping energy companies manage energy extraction in more efficient and environmentally responsible ways.  In fast-growing emerging markets, Nalco has built a more extensive sales and service team.  Both organizations will gain access to new customers, and both will benefit from the financial and management strength of the combined organization.

There are enormous opportunities created by macro trends shaping our world today. You’ve heard me talk about those trends — the growing demand for food and the resulting safety challenges; the aging population’s need for quality health care; growing energy demands; and the increasing scarcity of fresh, clean water.

Once the merger is complete, we will be extremely well positioned to fully capture these opportunities in all of our business sectors and grow faster together than we could independently.

There are a few more steps that must be taken before the merger is final.  The transaction has been approved by the boards of directors of both companies and now also must be approved by both companies’ shareholders.  There also are other customary closing conditions, including regulatory approvals.  We expect that the merger will be finalized sometime in the fourth quarter this year.

Merging two large organizations is a complicated task and will take some time.  The management teams of both organizations will be working to develop our integration plans, and we will keep you informed as we go through this transition.  This will open many more exciting career opportunities for our talented people as we grow and bring these two organizations together.

As we transition to a combined business, the goal of both organizations is to continue to provide the highest levels of service and minimize any disruptions to our customers.  As always, our focus has to remain on taking care of our customers which is what we do so well.

The key to our past success has been our ability to continually expand the markets we serve and broaden our growth opportunities. Merging with Nalco is the next step in Ecolab’s journey to fulfill our mission to make the world cleaner, safer, and healthier.  We are beginning what I know will be another great chapter in Ecolab’s history.

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements relating to future events and our intentions, beliefs, expectations and predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project,”  “may,” “will,” “intend,” “plan,” “believe,” “target,” “forecast”  (including the negative or variations thereof) or similar terminology used in connection with any discussion of future plans, actions or events generally identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the merger, integration plans and expected synergies, the expected timing of completion of the merger, and anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Ecolab and Nalco, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These risks and uncertainties include (i) the risk that the stockholders of Nalco may not adopt the merger agreement, (ii) the risk that the stockholders of Ecolab may not approve the issuance of Ecolab common stock to Nalco stockholders in the merger, (iii) the risk that the companies may be unable to obtain regulatory approvals required for the merger, or that required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger, (iv) the risk that the conditions to the closing of the merger may not be satisfied, (v) the risk that a material adverse change, event or occurrence may affect Ecolab or Nalco prior to the closing of the merger and may delay the merger or cause the companies to abandon the merger, (vi) the risk that an unsolicited offer by another company to acquire shares or assets of Ecolab or Nalco could interfere with or prevent the merger, (vii) problems that may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, (viii) the possibility that the merger may involve unexpected costs, unexpected liabilities or unexpected delays, (ix) the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies currently expect, (x) the risk that the businesses of the companies may suffer as a result of uncertainty surrounding the merger and (xi) the risk that disruptions from the transaction will harm relationships with customers, employees and suppliers.

Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Ecolab, Nalco and the combined company. For a further discussion of these and other risks and uncertainties applicable to the respective businesses of Ecolab and Nalco, see the Annual Reports on Form 10-K of Ecolab and Nalco for the fiscal year ended December 31, 2010 and the companies’ other public filings with the Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Ecolab will file with the SEC in connection with the merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Ecolab nor Nalco undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information and Where to Find it

Ecolab will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Ecolab and Nalco that will also constitute a prospectus of Ecolab relating to the proposed transaction.  WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Ecolab, Nalco and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and joint proxy statement/prospectus (when they become available) may be obtained free of charge by accessing Ecolab’s website at www.ecolab.com by clicking on the “Investor” link and then clicking on the “SEC Filings” link or by writing Ecolab at 370 Wabasha Street North, Saint Paul, Minnesota, 55102, Attention: Corporate Secretary or by accessing Nalco’s website at www.nalco.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link or by writing Nalco at 1601 West Diehl Road, Naperville, Illinois 60563, Attention: Corporate Secretary and security holders may also read and copy any reports, statements and other information filed by Ecolab or Nalco with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Ecolab, Nalco and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ecolab’s directors and executive officers is available in its proxy statement filed with the SEC by Ecolab on March 18, 2011 in connection with its 2011 annual meeting of stockholders, and information regarding Nalco’s directors and executive officers is available in its proxy statement filed with the SEC by Nalco on March 14, 2011 in connection with its 2011 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Non-Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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